UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 8)*


                           FAB INDUSTRIES, INC.

                             (Name of Issuer)

                  Common Stock, par value $0.20 per share

                      (Title of Class of Securities)

                               302747  10  0

                              (CUSIP Number)



Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent ofthe class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form withrespect to the subject class of securities, and for any subsequent amendment containing information whichwould alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for thepurpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilitiesof that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.   Name Of Reporting Person

          Samson Bitensky

     S.S. or I.R.S. Identification No. Of Above Person


          ###-##-####


2.   Check The Appropriate Box If A Member Of A Group*

          N/A


3.   SEC Use Only




4.   Citizenship Or Place Of Organization

          United States of America


Number of Shares Beneficially Owned by Each Reporting Person With

     5.   Sole Voting Power

                    1,419,759


     6.   Shared Voting Power

                       64,000


     7.   Sole Dispositive Power

                    1,419,759


     8.   Shared Dispositive Power

                       64,000


 9.  Aggregate Amount Beneficially Owned By Each Reporting Person

                    1,483,759


10.  Check If The Aggregate Amount In Row 9 Excludes Certain
     Shares*____



11.  Percent Of Class Represented By Amount In Row 9

                    24.7%


12.  Type Of Reporting Person*

                    IN


                               SCHEDULE 13G



Item 1(a).          Name of Issuer:
                         Fab Industries, Inc.

Item 1(b).          Address of Issuer's Principal Executive
Office:
                         200 Madison Avenue
                         New York, New York  10016

Item 2(a).          Name of Person Filing:
                         Samson Bitensky

Item 2(b).          Address of Principal Business Office:
                         Fab Industries, Inc.
                         200 Madison Avenue
                         New York, New York  10016

Item 2(c).          Citizenship:
                         United States of America

Item 2(d).          Title of Class of Securities:
                         Common Stock, par value $0.20 per share

Item 2(e).          CUSIP Number:
                         302747  10  0

Item 3.             Not Applicable

Item 4.             Ownership:

               (a)  Amount Beneficially Owned:  1,483,759
               (b)  Percent of Class:  24.7%
               (c)  Number of shares as to which such person has:
                   (i)   sole power to vote or to direct the
                         vote: 1,419,759
                   (ii)  shared power to vote or to direct the
                         vote: 64,000
                   (iii) sole power to dispose or to direct the
                         disposition of: 1,419,759
                   (iv) shared power to dispose or to direct the disposition of: 64,000

Item 5.             Ownership of Five Percent or Less of a Class:

                         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                         The 64,000 shares as to which the
reporting person has shared voting and dispositive power are owned by the Halina and Samson Bitensky Foundation, Inc., a private foundation for which the reporting person serves as president.

Item 7.             Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on by the
Parent Holding Company:

                         Not Applicable

Item 8. Identification and Classification of Members of the Group:

                         Not Applicable

Item 9.             Notice of Dissolution of Group:

                         Not Applicable

Item 10.            Certification:

                         Not Applicable

                                 Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


                                   February  13,  1995
                                   (Date)


                                   /s/ Samson Bitensky

                                   (Signature)


                                   Samson Bitensky

                                   (Name)